Exhibit 99.5

Pentwater Requests Court to Appoint Pentwater as Lead Plaintiff in Class Action Suit Against Rio Tinto

December 15, 2020 08:00 AM Central Standard Time

NAPLES, Fla.--(BUSINESS WIRE)--Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill") (TSX:TRQ) (NYSE:TRQ), yesterday filed paperwork with the Federal District Court in New York petitioning that Court to appoint Pentwater as the lead Plaintiff in a previously filed class action lawsuit. That litigation alleges that Rio Tinto plc (“Rio Tinto”) (LSE:RIO) and others failed to timely disclose cost and schedule overruns at the Oyu Tolgoi mine in violation of federal securities laws.

The lawsuit alleges that Rio Tinto misrepresented the truth when it continued to reassure security holders of Turquoise Hill that the mine was on schedule and on budget. On March 14, 2019, securities filings were made with Rio Tinto’s approval which stated, “that project cost was expected to remain within the US$5.3 billion budget.” Then just four months later, Rio disclosed for the first time that the development cost of the mine would increase by $1.2 to $1.9 billion over the $5.3 billion which had been communicated just four months prior. This disclosure caused a material decline in the stock price of Turquoise Hill.

This is not the first time that Rio Tinto has breached securities laws. In 2017, Rio Tinto was fined £27,385,400 by the United Kingdom’s Financial Conduct Authority for breaching Disclosure and Transparency Rules regarding reporting on its mining efforts in the Republic of Mozambique. In addition, Rio is currently under investigation by the SEC and the UK Serious Fraud Office regarding its disclosure (or the lack thereof) in the construction of the Oyu Tolgoi mine.

If Pentwater is appointed as lead plaintiff and permitted by the Court, Pentwater plans to engage in robust and detailed discovery of Rio Tinto regarding any failure to disclose information pertinent to this case. For example, numerous press reports have mentioned the following witnesses:

Richard Bowley, who filed a whistleblower action against Rio Tinto for his dismissal, claiming that after he brought project time delays and cost overruns to the attention of Rio leaders, he was silenced and then dismissed (the whistleblower lawsuit was settled on the eve of trial, apparently with a nondisclosure agreement in place); and

Maurice Duffy, whose firm, GFI Blackswan, according to press reports, terminated its executive coaching relationship with Rio Tinto after he was ignored by the Rio Board when he took complaints of ethical improprieties by senior Rio executives to the then chairman and board members.

Rio Tinto has abused the rights of Turquoise Hill shareholders for years. Just two months ago, Rio Tinto publicly disclosed that it refused to allow Turquoise Hill to raise enough supplemental debt financing to pay for the cost of the overruns caused by Rio’s management of the mine construction, despite this being the most financially attractive option for Turquoise Hill. Subsequently, Turquoise Hill has taken Rio to arbitration over this value destructive action.

Pentwater realizes that Rio regularly threatens the long term compensation of its employees if they refuse to sign non-disclosure agreements upon separation from Rio. However, to the extent that there are any current or former employees of Rio Tinto who are aware of the facts and circumstances regarding the cost and schedule overruns at the Oyu Tolgoi mine who are allowed to speak about such matters, Pentwater would like to hear from you. Please contact Pentwater at ReportRio@pwcm.com.

Contacts
Media Contact:
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401